UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number: 001-41425

Golden Sun Health Technology Group Ltd

金太阳健康科技集团有限公司

8th Floor, Administration Building,

390 East Tiyuhui road, Hongkou District, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Resignation of Independent Director

Mr. Wenlong Xia, an independent director of Golden Sun Health Technology Group Ltd (the “Company”), notified the Company of his resignation from the board of directors of the Company (“Board”) on January 8, 2024, effective immediately. The Board is the process of appointing another independent director to fill the vacancy created by his departure.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Golden Sun Health Technology Group Ltd

Date: February 7, 2024	By:	/s/ Xueyuan Weng
	Name:	Xueyuan Weng
	Title:	Chief Executive Officer

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